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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF 2022 ANNUAL GENERAL & SPECIAL MEETING

Toronto, Ontario – August 12, 2022 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report that shareholders voted in favour of all items of business at the Company’s 2022 Annual General and Special Meeting held on August 12, 2022 (the “Meeting”). Detailed results from the election of directors are set out below:

Director	FOR	% FOR	Withheld	% Withheld
Laurence (Laurie) Curtis	5,312,651	95.388	256,873	4.612
Roger Norwich	5,336,748	95.821	232,776	4.179
Craig Lindsay	5,339,707	95.874	229,817	4.126
Jeff Swinoga	5,284,960	94.891	284,564	5.109
Zoya Shashkova	5,330,202	95.703	239,322	4.297
Brendan Cahill	5,261,957	94.478	307,567	5.522

Prior to the Meeting and after the Company mailed its Management Information Circular dated June 24, 2022 (the “Circular”), Ms. Anna Ladd-Kruger resigned as a director of the Company effective July 31, 2022, due to other business commitments and, accordingly, was removed from the slate of nominees put forth for election at the Meeting.

André Fortier, former Chairman and Director of Excellon, retired prior to the Meeting and so did not stand for re-election. Shawn Howarth, President and CEO of Excellon, commented “I would like to thank André for his committed stewardship and dedication as Chairman. Both Mr. Fortier and Ms. Ladd-Kruger were valued members of the Company’s Board of Directors and we wish them all the best in their future endeavours.”

Following the Meeting, the newly appointed Board of Directors of the Corporation appointed Dr. Laurence (Laurie) Curtis as its Chairman, and also appointed Shawn Howarth, its President and Chief Executive Officer, as a director.

Voting results for the other items of business at the Meeting, all as more particularly described in the Circular, were as follows:

	“For”	% “For”	“Withheld”	% “Withheld”
Appointment of Auditors (Ernst & Young, LLP) and Authorization to Fix Auditors’ Remuneration	5,542,775	99.520	26,749	0.480

	“For”	% “For”	“Against”	% “Against”
Approval of Share Incentive Plan	5,142,511	92.333	427,013	7.667

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed under the Company’s profile on SEDAR at www.sedar.com.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine since producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For further information, please contact:

Excellon Resources Inc.

Shawn Howarth, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

www.excellonresources.com

Cautionary Statement regarding Forward-Looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified words such as, among others: “advancing”, “aims”, “development”, “exploration”, “growth”, “opportunities”, “option”, “pipeline”, “potential”, “project”, “scheduled”, “vision” and “will”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide or result in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include, without limitation, statements regarding wealth creation; realizing on strategic opportunities; innovation; growth pipeline and its advancement; project development quality; project economics, growth and discovery potential; Platosa wind-down and its timing; capitalizing on current market conditions; and project acquisition. Although the Company believes that such statements are reasonable, no assurance can be given that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future results or performance. Forward-looking statements are based on assumptions, estimates, expectations, and opinions which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. Forward-looking statements are also inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such assumptions, estimates, expectations and opinions which may prove to be incorrect, and such risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different, include, but are not limited to, those stated in the Company’s annual information form dated March 31, 2022 (“2022 AIF”), the current technical reports for the Company’s projects, the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021 and the quarters already ended in 2022, read together with the accompanying financial statements, which are not exhaustive, and readers should consult the more complete discussion of the Company’s business, financial condition and prospects in the 2022 AIF and other aforementioned documents. The forward-looking statements referenced or contained in this Press Release are expressly qualified by these Cautionary Statements as well as those in the Company’s referenced public disclosure, all of which is available at www.excellonresources.com and/or under the Company’s profile at www.sedar.com. Forward-looking statements contained in this Press Release are as of the date thereof (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, except as required by applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: August 12, 2022	By:	/s/ Shawn Howarth
President and Chief Executive Officer